

SECURIT 07001460 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Asset Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 1790
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Birkofer 713-355-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co., P.C.
(Name – *if individual, state last, first, middle name*)

Three Greenway Plaza, Suite 1750	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL
RECEIVED
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Birkofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Asset Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


G. ANNETTE RYBISKI
Notary Public, State of Texas
My Commission Expires
March 03, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on the Internal Control Structure

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2006


WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS



Certified Public Accountants
and Business Advisors

Independent Auditors' Report

Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Legacy Asset Securities, Inc. as of December 31, 2006, and the related Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 21, 2007

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International

LEGACY ASSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash and Cash Equivalents		$ 83,274
LIABILITIES		
Accounts Payable		$ 3,557
SHAREHOLDERS' EQUITY		
Common Stock - par value $.001, 1,000,000 shares authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	65,550	
Retained Earnings	13,167	79,717
		$ 83,274

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenues		
Commissions	$ 378,792	
Interest	3,191	
Realized gain on securities	1,759	$ 383,742
Expenses		
Office services expense	161,152	
Other operating expenses	207,008	368,160
Net Income		$ 15,582

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2005	$ 1,000	$ 65,550	$ 9,898	$ **76,448**
Net Income			15,582	**15,582**
Dividends			(12,313)	**(12,313)**
Balance - December 31, 2006	$ 1,000	$ 65,550	$ 13,167	$ 79,717

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$ 15,582
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on securities	(1,759)
Decrease in accounts payable	(1,651)
Net Cash Provided by Operating Activities	12,172
Cash Flows From Investing Activities	
Proceeds from sale of securities	12,313
Net Cash Provided by Investing Activities	12,313
Cash Flows From Financing Activities	
Dividends paid	(12,313)
Net Cash Used in Financing Activities	(12,313)
Net Increase in Cash and Cash Equivalents	12,172
Cash and Cash Equivalents - Beginning of Year	71,102
Cash and Cash Equivalents - End of Year	$ 83,274

See notes to financial statements.

LEGACY ASSET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 - Accounting Policies and Description of Business

Legacy Asset Securities, Inc. maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

Legacy Asset Securities, Inc. (the Company), located in Houston, Texas, is a private investment banking firm and fully-disclosed securities broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Statement Presentation

An unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commissions are recognized when trades settle and receivables are recorded at that time.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net realized and unrealized appreciation or depreciation is credited or charged to operations.

Federal Income Tax

The Company has elected S corporation status for federal income tax purposes. Under S corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2006, or in the procedures followed in making the periodic computation required. At December 31, 2006, the Company had net capital of $79,717 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 3 - Transactions With Related Parties

The Company has a contract for services with Legacy Asset Management, Inc., a party related through common ownership. The Company had office expenses of $161,152 for the year ended December 31, 2006, in connection with this contract. These expenses include, but are not limited to, office space, clerical support and communications systems.

Note 4 - Profit Sharing Plan

In 2005, the Company became an adopting employer of the Legacy Asset Management Retirement Plan (the Plan), which is available for all eligible employees, as defined by the plan document. Under the Plan, the Company makes matching contributions equal to 100% of each employee's salary deferral that does not exceed 3% of the employee's compensation, plus 50% of the employee's salary deferral between 3% and 5% of the employee's compensation. Employer matching contributions totaled $2,528 in 2006.

SUPPLEMENTARY INFORMATION

SCHEDULE I
LEGACY ASSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net Capital	
Total Shareholders' Capital Qualified for Net Capital	$ 79,717
Total Capital and Allowable Subordinated Liabilities	79,717
Deductions And/Or Charges	
Nonallowable assets:	
Securities not readily marketable	0
Net Capital Before Haircuts on Securities Positions	79,717
Haircuts on Securities	0
Net Capital	$ 79,717
Aggregate Indebtedness	$ 3,557
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (6.67% of total aggregate indebtedness)	$ 237
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 50,000
Excess Net Capital	$ 29,717
Ratio: Aggregate Indebtedness to Net Capital	.04 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005 filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

SCHEDULE II
LEGACY ASSET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.


WEINSTEIN
SPIRA
& COMPANY

Certified Public Accountants
and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Legacy Asset Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Asset Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 21, 2007

END